August 29, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inotiv, Inc.

Registration Statement on Form S-3

File Number 333-266962

Ladies and Gentlemen:

Inotiv, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form S-3 be accelerated so that it will become effective at 4:00 p.m. Eastern time on August 31, 2022, or as soon thereafter as practicable.

Please telephone the undersigned (307-463-4527) or Griffin D. Foster of Faegre Drinker Biddle & Reath LLP (317-569-4843) if you have any questions with respect to the foregoing.

Very truly yours,
INOTIV, INC.
By:	/s/ Beth A. Taylor
Name: Beth A. Taylor
Title: Chief Financial Officer and Vice President of Finance